Merriman Curhan Ford Group, Inc.
600 California St., 9th Floor
San Francisco, CA 94108

June 21, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Application for Withdrawal of Registration Statement on Form S-3 Filed for Merriman Curhan Ford Group, Inc. (Commission File No. 333-165031)

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Merriman Curhan Ford Group, Inc. (“Merriman”) hereby requests to withdraw its pre-effective Registration Statement on Form S-3 (Commission File No. 333-165031) that was filed with the Securities and Exchange Commission on February 23, 2010.

The Registrant is requesting withdrawal of the Registration Statement because it was never declared effective by the Commission.

The Registrant confirms that no securities were offered or sold under the Registration Statement. The Registrant also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Please contact Armando Castro at Reed Smith LLP at (650) 352-0533 with any questions or comments regarding this application.  Thank you for your attention to this matter.

Sincerely,

MERRIMAN CURHAN FORD GROUP, INC.

By: /s/ MICHAEL DORAN
Name:  Michael Doran
Title:  General Counsel